UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __ )*

Autobytel Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05275N205

(CUSIP Number)

José Vargas

Auto Holdings Ltd.
Diagonal 6, 12-42 zona 10

Edificio Design Center, Torre II, Of. 1103

Guatemala City, Guatemala 01010
+502 2261-8880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 05275N205	13D	Page 2 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Auto Holdings Ltd. - 98-1236037
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER *-0-
	8	SHARED VOTING POWER *-0-
	9	SOLE DISPOSITIVE POWER 1,475,268
	10	SHARED DISPOSITIVE POWER -0-*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 05275N205	13D	Page 3 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Jose Vargas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Venezuela
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *-0-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D	Page 4 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Galeb3 Inc 45-1796341
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *-0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	13D	Page 5 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Matías de Tezanos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guatemala
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D	Page 6 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Manatee Ventures Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *-0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	13D	Page 7 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Ceiba International Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON CO

*	See Item 5.

CUSIP No. 05275N205	13D	Page 8 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Investment And Development Finance Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *-0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON CO

*	See Item 5.

CUSIP No. 05275N205	13D	Page 9 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON John Peter Klose de Ojeda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guatemala
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D	Page 10 of 15 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Richard Aitkenhead Castillo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guatemala
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,475,268 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,268 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D	Page 11 of 15 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Autobytel Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 18872 MacArthur Boulevard, Suite 200, Irvine, California 92612.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed jointly by: (i) Auto Holdings Ltd., a British Virgin Islands company (“Auto Holdings”); (ii) Ceiba International Corp., a Panama company (“Ceiba”); (iii) Jose Vargas, a citizen of Venezuela; (iv) Galeb3 Inc, a Florida corporation solely owned by Mr. Vargas (“Galeb3”); (v) Matías de Tezanos, a citizen of Guatemala; (vi) Manatee Ventures Inc., a British Virgin Islands company solely owned by Mr. de Tezanos (“Manatee”); (vii) John Peter Klose de Ojeda, a citizen of Guatemala; (viii) Richard Aitkenhead Castillo, a citizen of Guatemala, and (ix) Investment And Development Finance Corp, a Panama company (“IDFC”). The foregoing are collectively the “Reporting Persons”.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of May 1, 2015, a copy of which is attached hereto as Exhibit 1.

The securities are held directly by Auto Holdings. Mr. Vargas, Mr. de Tezanos, Mr. Klose and Mr. Aitkenhead are the directors of Auto Holdings. Ceiba is the controlling shareholder of Auto Holdings and has the right to appoint one additional director of Auto Holdings. IDFC is the sole shareholder of Ceiba. Galeb3 is wholly-owned by Mr. Vargas and owns shares of Auto Holdings. Manatee is wholly-owned by Mr. Tezanos and owns shares of Auto Holdings.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock in which such Reporting Person does not have a pecuniary interest. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act is attached hereto as Exhibit 1.

(b) The address of Auto Holdings is Diagonal 6, 12-42 zona 10, Edificio Design Center, Torre II, Of. 1103, Guatemala City, Guatemala 01010. The address of Ceiba and IDFC is 13 calle 2-60, zona 10, Edificio Topacio Azul, Of. 1301, Guatemala City, Guatemala 01010. The address of Mr. Vargas and of Galeb3 is 3250 NE 1st Avenue, Suite 915, Miami, Florida 33137. The address of Mr. de Tezanos and of Manatee is Diagonal 6, 12-42 zona 10, Edificio Design Center, Torre II, Of. 1103, Guatemala City, Guatemala 01010. The address of Mr. Klose is 13 calle 2-60, zona 10, Edificio Topacio Azul, Of. 1301, Guatemala City, Guatemala 01010. The address of Mr. Aitkenhead is 13 calle 2-60, zona 10, Edificio Topacio Azul, Of. 1301, Guatemala City, Guatemala 01010.

(c) The principal business of Ceiba and IDFC is investment management. The principal business of Galeb3 is investment management. The principal business of Manatee is investment management. Mr. Vargas is currently President of AutoWeb, Inc. Mr. de Tezanos is currently Chief Executive Officer of AutoWeb, Inc. Mr. Klose is currently a Managing Director of Grupo IDC. Mr. Aitkenhead is currently the Executive President of Grupo IDC.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Vargas is a citizen of Venezuela. Mssrs. de Tezanos, Aitkenhead and Klose are citizens of Guatemala.

CUSIP No. 05275N205	13D	Page 12 of 15 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Note and Warrant Sale Agreement, dated as of April 27, 2015 (the “Sale Agreement”), by and among Auto Holdings, Issuer and Atrop, Inc., a Florida corporation ("Atrop"), IBBF Ventures, Inc., a Florida corporation ("IBBF"), William Ferriolo ("Ferriolo"), Ian Bentley and the Ian Bentley Revocable Trust created U/A/D 3/1/2005 (collectively, "Bentley"; Atrop, IBBF, Ferriolo and Bentley together “Sellers”), Sellers sold to Auto Holdings (i) a warrant to purchase 400,000 shares of Common Stock of the Issuer at an exercise price of $4.65 per share (the “Warrant”) held jointly by Atrop and IBBF, and (ii) a promissory note in the original principal amount of $5,000,000 payable to Atrop and IBBF (the “Note”), which is convertible into 1,075,268 shares of Common Stock. In consideration of such purchase Auto Holdings paid to Sellers the amount of $12,892,680 in cash.

Concurrently with that transaction, Auto Holdings, Galeb3, Mr. Vargas, Mr. de Tezanos and Manatee entered into a Stockholder Agreement with Issuer whereby (i) Auto Holdings exercised the Warrant in consideration of the payment to Issuer of $1,860,000; (ii) Auto Holdings elected to convert the outstanding principal of the Note into 1,075,268 shares of Common Stock; and (iii) Issuer paid to Auto Holdings in cash an amount equal to $22,500, representing the accrued, unpaid interest on the Note as of the date of conversion. The shares of Common Stock issued on exercise of the Warrant and shares of Common Stock issued on conversion of the Note are collectively referred to as the “Transaction Shares”.

The foregoing description of the Sale Agreement, Stockholder Agreement and the transactions effected thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Sale Agreement attached as an Exhibit hereto, and the Stockholder Agreement attached as an Exhibit to the Issuer’s report on Form 8-K, filed with the SEC on April 29, 2015, and which by this reference is incorporated herein.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Warrant and the Note, and converted or exercised them to acquire the Transaction Shares, for investment purposes.

Pursuant to the Stockholder Agreement the Issuer has granted to Auto Holdings certain demand and piggyback registration rights, and Auto Holdings granted the Issuer a proxy for the Transaction Shares, as described in Item 6 below. The Stockholder Agreement also places certain restrictions on the transfer of the Transaction Shares and the Note Shares, some of which restrictions will cease on April 27, 2017.

The foregoing description of the Stockholder Agreement is qualified in its entirety by reference to the full text of such document, which is an exhibit to the Issuer’s report on Form 8-K, filed with the SEC on April 29, 2015, and which by this reference is incorporated herein.

Each of the Reporting Persons reserves the right, in light of an ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, their business objectives and other relevant factors, at any time to change plans and intentions regarding the investment in the Issuer described in this Schedule 13D, as deemed appropriate. Such changes may include, and each of the Reporting Persons reserves the right to effect (or seek to effect), at any time and from time to time in any single transaction or series of transactions, in each case subject to any applicable legal and contractual restrictions on his or its ability to do so, any or all of the following actions:

(a)	purchasing additional shares of Common Stock or other Issuer securities on the open market, in privately negotiated transactions, or otherwise;

(b)	selling some or all of the Reporting Person’s shares of Common Stock or other Issuer securities on the open market, in privately negotiated transactions, or otherwise;

(c)	extraordinary corporate transactions, including, without limitation, mergers, acquisitions, dispositions, recapitalizations, sales or transfers of assets, reorganizations or liquidations involving the Issuer;

(d)	sale or transaction of a material amount of assets of the Issuer;

CUSIP No. 05275N205	13D	Page 13 of 15 Pages

(e)	compositional changes to the board of directors or management of the Issuer;

(f)	material changes in the present capitalization or dividend policy of the Issuer;

(g)	material changes in the Issuer’s business or corporate structure;

(h)	changes to the Issuer’s certificate of incorporation, bylaws and other organizational documents;

(i)	causing a class of securities of the Issuer to be delisted from a national securities exchange;

(j)	causing a class of securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; or

(k)	taking all such additional actions as the Reporting Persons deem necessary or advisable to effectuate the foregoing objectives, and which the Reporting Persons believe are reasonably related thereto.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The percentages used herein are calculated based upon the 8,880,377 shares of Common Stock reported by the Issuer to be outstanding as of February 23, 2015 in its Annual Report on Form 10-K filed with the SEC on February 26, 2015, plus the 1,475,268 Transaction Shares issued on exercise of the Warrant and conversion of the Note. This brings the total outstanding shares of Common Stock to 10,355,645. The calculations in this Item 5 have been made in accordance with Rule 13d-3(d)(1) under the Exchange Act.

All of the Transaction Shares are held of record by Auto Holdings. The Transaction Shares constitute approximately 14.2% of the outstanding shares of Common Stock. Auto Holdings has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Transaction Shares, subject to the proxy and certain other restrictions pursuant to the Stockholder Agreement described in Item 6.

Mr. Vargas is a director and officer of Auto Holdings. Galeb3, which he wholly owns, is a shareholder of Auto Holdings. Accordingly Mr. Vargas and Galeb3 may be deemed to have beneficial ownership of, and shared power to vote and dispose of, the Transaction Shares, subject to the proxy and certain other restrictions pursuant to the Stockholder Agreement described in Item 6.

Mr. de Tezanos is a director and officer of Auto Holdings. Manatee, which he wholly owns, is a shareholder of Auto Holdings. Accordingly Mr. de Tezanos and Manatee may be deemed to have beneficial ownership of, and shared power to vote and dispose of, the Transaction Shares, subject to the proxy and certain other restrictions pursuant to the Stockholder Agreement described in Item 6.

Ceiba is a major shareholder of Auto Holdings and has the right to appoint three seats on Auto Holdings’ Board of Directors, and IDFC is the sole shareholder of Ceiba. Mr. Klose and Mr. Aitkenhead are Ceiba’s only present nominees to the Auto Holdings’ Board of Directors. Accordingly Ceiba, IDFC, Mr. Klose and Mr. Aitkenhead may be deemed to have beneficial ownership of, and shared power to vote and dispose of, the Transaction Shares, subject to the proxy and certain other restrictions pursuant to the Stockholder Agreement described in Item 6.

Each of the Reporting Persons disclaims beneficial ownership of the Transaction Shares except to the extent of their pecuniary interest therein.

(c) Not applicable.

(d) Certain other persons own shares of Auto Holdings but do not have the ability to control Auto Holdings. On a sale or other disposition by Auto Holdings of the Transaction Shares, all Auto Holdings shareholders would have the right to receive Transaction Shares or the proceeds from sale thereof. Except as described herein, no person has the right to receive Transaction Shares or the proceeds from sale thereof exceeding five percent of the Issuer’s outstanding shares.

(e) Not applicable.

CUSIP No. 05275N205	13D	Page 14 of 15 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 2, Item 4 and Item 5 are incorporated herein by this reference.

Pursuant to the Stockholder Agreement, Auto Holdings granted an irrevocable proxy to the Issuer through its officers to vote the Transaction Shares in a manner consistent with the recommendations of management. The Transaction Shares are also subject to certain restrictions on transfer pursuant to the Stockholder Agreement, including certain rights of first refusal, some of which expire on April 27, 2017.

The foregoing description of the Stockholder Agreement does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Stockholder Agreement, which is attached as an exhibit to the Issuer’s report on Form 8-K, filed with the SEC on April 29, 2015, and which by this reference is incorporated herein.

Solely with respect to the Transaction Shares, the Issuer granted to Auto Holdings an exemption from being deemed “Acquiring Persons” pursuant to the Issuer’s Tax Benefit Preservation Plan dated May 26, 2010, as amended (the “Tax Benefit Preservation Plan”), which is triggered when any person acquires beneficial ownership of 4.90% or more of the Common Stock of the Issuer. The rights pursuant to the Tax Benefit Preservation Plan were adjusted pursuant to a Certificate of Adjustment under Section 11(m) of the Tax Benefit Preservation Plan dated July 12, 2012 (the “Certificate of Adjustment”). To the extent the Tax Benefit Preservation Plan is applicable, any further acquisitions of beneficial ownership by the Reporting Persons may be subject to the terms of the Tax Benefit Preservation Plan, as adjusted, unless such transactions are exempt under the Tax Benefit Preservation Plan or as determined by the Board of Directors of the Issuer. The foregoing descriptions of the Tax Benefit Preservation Plan and Certificate of Adjustment do not purport to be complete, and are subject to, and qualified in their entirety by reference to, the full text of the Tax Benefit Preservation Plan, which is attached as an exhibit to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 2, 2010, the full text of Amendment No. 1 to the Tax Benefit Preservation Plan, which is attached as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 16, 2014, and the full text of the Certificate of Adjustment, which is attached as an exhibit to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2012.

Except as set forth in response to those Items of this Schedule 13D and the agreements which are set forth as exhibits hereto, and incorporated herein by this reference, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Issuer, including transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated May 1, 2015, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

Exhibit 2.	Note and Warrant Sale Agreement, dated as of April 27, 2015 among Auto Holdings and certain other parties named therein.

Exhibit 3.	Tax Benefit Preservation Plan, dated May 26, 2010, which is incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 2, 2010.
Exhibit 4.	Stockholder Agreement, dated as of April 27, 2015, which is incorporated by reference to Exhibit 3 to the Issuer’s report on Form 8-K, filed with the SEC on April 29, 2015.

CUSIP No. 05275N205	13D	Page 15 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2015

AUTO HOLDINGS LTD.

By:	/s/ Matías de Tezanos
Matías de Tezanos, Director

CEIBA INTERNATIONAL CORP.

By:	/s/ Richard Aitkenhead Castillo
Richard Aitkenhead Castillo, Director

INVESTMENT AND DEVELOPMENT FINANCE CORP.

By:	/s/ Richard Aitkenhead Castillo
Richard Aitkenhead Castillo, Director

GALEB3 INC.

/s/ Jose Vargas
Jose Vargas, President

JOSE VARGAS, individually

/s/ Jose Vargas
Jose Vargas

MANATEE VENTURES INC.

By:	/s/ Matías de Tezanos
Matías de Tezanos, Director

MATÍAS DE TEZANOS, individually

By:	/s/ Matías de Tezanos
Matías de Tezanos

JOHN PETER KLOSE DE OJEDA, individually

/s/ John Peter Klose de Ojeda
John Peter Klose de Ojeda

RICHARD AITKENHEAD CASTILLO, individually

/s/ Richard Aitkenhead Castillo
Richard Aitkenhead Castillo

Exhibit 1

Joint Filing Agreement

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Autobytel, Inc. (the “Issuer”), and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May 1, 2015.

[Signatures on following page]

AUTO HOLDINGS LTD.

By:	/s/ Matías de Tezanos
Matías de Tezanos, Director

CEIBA INTERNATIONAL CORP.

By:	/s/ Richard Aitkenhead Castillo
Richard Aitkenhead Castillo, Director

INVESTMENT AND DEVELOPMENT FINANCE CORP.

By:	/s/ Richard Aitkenhead Castillo
Richard Aitkenhead Castillo, Director

GALEB3 INC.

/s/ Jose Vargas
Jose Vargas, President

JOSE VARGAS, individually

/s/ Jose Vargas
Jose Vargas

MANATEE VENTURES INC.

By:	/s/ Matías de Tezanos
Matías de Tezanos, Director

MATÍAS DE TEZANOS, individually

By:	/s/ Matías de Tezanos
Matías de Tezanos

JOHN PETER KLOSE DE OJEDA, individually

/s/ John Peter Klose de Ojeda
John Peter Klose de Ojeda

RICHARD AITKENHEAD CASTILLO, individually

/s/ Richard Aitkenhead Castillo
Richard Aitkenhead Castillo

Exhibit 2

NOTE AND WARRANT SALE AGREEMENT

THIS NOTE AND WARRANT SALE AGREEMENT (the “Agreement”) entered into as of the 27th day of April, 2015, by and among Atrop, Inc., a Florida corporation ("Atrop"), IBBF Ventures, Inc., a Florida corporation ("IBBF"), William Ferriolo ("Ferriolo"), Ian Bentley and the Ian Bentley Revocable Trust created U/AID 3/1/2005 (collectively, "Bentley"), on the one hand; and Auto Holdings Ltd., a company organized and existing under the laws of the British Virgin Islands and having its principal offices at Diagonal 6, 12-42 zona 10, Edificio Design Center, Torre II, Of. 1103, Guatemala City, Guatemala 01010 (the "Purchaser"), on the other hand; and Autobytel Inc., a Delaware corporation having its offices at 18872 MacArthur Blvd., Suite 200, Irvine, CA 92612-1400 (the “Company”). Atrop and IBBF are collectively referred to herein as "Sellers" and sometimes each individually as a "Seller;" Ferriolo and Bentley are collectively referred to herein as "Shareholders" and sometimes each individually as a "Shareholder." Atrop, IBBF, Ferriolo, and Bentley are collectively referred to herein as the "Selling Group" and sometimes each individually as a "Member of the Selling Group." The Sellers, Shareholders, the Purchaser and the Company are referred to herein collectively as the "Parties" and sometimes each individually as a "Party."

WHEREAS, upon the terms and conditions hereof, the Purchaser desires to purchase, and the Sellers desires to sell to the Purchaser, (i) a convertible subordinated promissory note of the Company with a stated principal amount of Five Million Dollars (US$5,000,000) and dated September 16, 2010 (the “Note”), which Note is in the form attached hereto as Exhibit A, and (ii) a warrant to purchase 400,000 shares of common stock, par value $0.001, of the Company at a purchase price of Four Dollars and Sixty-Five Cents (US$4.65) per share and dated September 16, 2010 (the “Warrant”), which Warrant is in the form attached hereto as Exhibit B. The Note and the Warrant are collectively referred to herein as the “Purchased Securities.” The shares of common stock to be issued upon the conversion or exercise of the Note and Warrant are referred to herein as the “Shares.” As a point of clarification, the original Warrant initially provided for the purchase of 2,000,000 shares of the Company’s common stock at a purchase price of $0.93 per share; however, the current maximum number of shares and purchase price applicable to the Warrant reflect a 1-for-5 reverse stock split effected by the Company as of the close of trading on July 11, 2012. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Purchased Securities.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the Parties hereby agree as follows:

SECTION 1

SALE OF THE NOTE AND WARRANT

1.1 Sale of the Note and Warrant. Subject to the terms and conditions hereof, Sellers will sell and deliver to the Purchaser and the Purchaser will purchase from Sellers, upon the execution and delivery hereof, both of the Purchased Securities for an aggregate of: Twelve Million Eight Hundred Ninety Two Thousand Six Hundred Eighty Dollars (US$12,892,680), increased by Twenty Two Thousand Five Hundred Dollars ($22,500.00) (such value corresponding to the stub accrual of interest under the Note since the last date on which interest accrued under the Note, which interest the Company and the Selling Group acknowledge will be paid to the Purchaser) (the aggregate of the foregoing values being the "Purchase Price"). Sellers represent and warrant that they are the sole owners of the Purchased Securities, free and clear of all claims, liens or encumbrances of any nature. Sellers acknowledge that, if the Closing occurs, the last payment of interest they will receive in respect of the Note shall be interest accruing for the first calendar quarter of 2015 and that all other rights to receive interest under the Note will be assigned along with the Note to the Purchaser at Closing.  For the avoidance of doubt, the Selling Group and the Purchaser agree that no right to interest under the Note accruing during or prior to the first calendar quarter of 2015 will be assigned to the Purchaser at Closing, and such rights to interest shall remain with the Sellers.

SECTION 2

CLOSING DATE; DELIVERY

2.1 Closing Date. The closing of the purchase and sale of the Purchased Securities hereunder (the "Closing") shall be held within two (2) business days of the execution of this Agreement, or as otherwise may be agreed by the Parties, at the offices of Sellers’ attorneys, Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis, P.A.

2.2 Delivery at Closing. At the Closing, (a) Sellers will deliver to the Purchaser the originally-executed, or replacement (in the case the Company has at that time issued replacements thereof, and if not, as soon as is practicable when received from the Company, a replacement), Note and Warrant in Sellers’ name to be transferred and assigned by Sellers hereunder, duly endorsed in blank or accompanied by a bill of sale in a form reasonably acceptable to the Purchaser, and certificates of the secretaries of each of Atrop and IBBF certifying as to the resolutions of the Board of Directors and, if required, the shareholders of Atrop and IBBF duly authorizing the transactions contemplated by this Agreement; and (b) Purchaser shall pay the Purchase Price by wire transfer of immediately available funds to such account(s) as are designated by Sellers in equal amounts. The Selling Group and the Purchaser agree that, exclusive of the amount attributable to unpaid interest on the Note as set forth above, all of which shall be allocated to the Note, for all tax purposes, 16.598566% of the Purchase Price shall be deemed paid for the Warrant and the remainder shall be deemed paid for the Note.

SECTION 3

REPRESENTATIONS, WARRANTIES AND COVENANTS

3.1 The Members of the Selling Group hereby represent and warrant to Purchaser and Company that: (a) they have no claims against the Company pursuant to either the Note or the Warrant for any amounts outstanding or any default thereunder; (b) the Sellers are not in default of the Note or Warrant; and (c) the Members of the Selling Group are not aware of any default by the Company or any events which they should reasonably expect to give rise to an event of default by the Company pursuant to either the Note or the Warrant.

3.2 The Members of the Selling Group agree, for the benefit of the Purchaser only and not for the benefit of the Company, and without discharging or abating any obligation of the Company under the Note or Warrant, not to convert any portion of the Note or to exercise any portion of the Warrant prior to Closing, unless this Agreement is duly terminated without the Closing occurring.

3.3 Each Member of the Selling Group hereby represents and warrants to Purchaser and Company that:

(a)	Sellers are the record and beneficial owners of, and have good and marketable title to, the Note and the Warrant, free and clear of all liens, security interests, charges, claims, restrictions and other encumbrances (other than liens arising by operation of law for taxes not yet due and payable), and that no other person or entity has any interest in either the Note or the Warrant of any nature;

(b)	it has the full legal power to execute and deliver this Agreement and to perform its obligations hereunder and thereunder;

(c)	other than the consent of the Company contemplated and given pursuant to this Agreement, when effective, all acts required to be taken by it to enter into this Agreement and to carry out the transactions contemplated hereby, including the sale of the Purchased Securities to the Purchaser, have been properly taken;

(d)	this Agreement constitutes its legal, valid and binding obligation, enforceable in accordance with its terms;

(e)	no consent, authorization, approval, order, license, certificate, or permit of or from, or declaration or filing with, any federal, state, local, or other governmental authority or of any court or other tribunal is required by such Member of the Selling Group for the execution, delivery, or performance of this Agreement by such Member of the Selling Group, except as would not affect the ability of the Member of the Selling Group to perform any of its material obligations under this Agreement;

(f)	other than the consent of the Company contemplated and given pursuant to this Agreement, when effective, no consent of any party to any contract, agreement, instrument, lease, license, arrangement, or understanding to which such Member of the Selling Group is a party, or by which any of its properties or assets is bound, is required for the execution, delivery, or performance by such Member of the Selling Group of this Agreement, except for such consents as have been obtained at or prior to the date of this Agreement, and except as would not affect the ability of the Member of the Selling Group to perform any of its material obligations under this Agreement;

(g)	the purchase and sale of the Purchased Securities as contemplated hereby will not violate the laws of Guatemala or of the British Virgin Islands; each Member of the Selling Group recognizes that its right to acquire equity securities of the Company under either the Note or the Warrant will be conveyed to another party as a result of the transactions contemplated by this Agreement and that it will no longer have any right to receive any payment of principal or accrued but unpaid interest on the Note;

(h)	except as could not have an adverse impact upon the Purchaser, it has duly and timely withheld all taxes required to be withheld in connection with any amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder, or other third party, and paid over to the appropriate government bodies all amounts required to be so withheld and paid over for all periods under all applicable laws and all forms W-2 and 1099 required with respect thereto have been properly completed and timely filed;

(i)	all deficiencies and assessments for any amount of taxes that are or were payable by it and chargeable as an encumbrance upon any of its assets have been paid in full and there are no pending, current or threatened-in-writing encumbrances for unpaid taxes upon any of the its assets except for encumbrances for taxes not yet due and payable;

(j)	there is no pending claim, demand, indictment, action, litigation, lawsuit, arbitration, proceeding, hearing, inquiry, audit or investigation (in each case, whether civil, criminal, judicial or administrative, an “Action”) involving or affecting any Member of the Selling Group (including any claims made under any Seller's general liability, errors and omissions, or worker's compensation insurance policies, or by any current or former Seller employees alleging discrimination, harassment, or wrongful termination, or involving or relating to any environmental law), and, to the knowledge of any Member of the Selling Group (i) no such Action is presently threatened or contemplated; and (ii) there are no facts that could reasonably serve as a basis for any such Action;

(k)	each Seller is an “accredited investor,” as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933 (the “Securities Act”);

(l)	in addition to having the opportunity to review the Company’s public filings with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (“Public Filings”), each Member of the Selling Group has had full opportunity to discuss the Company’s business, management, financial condition results of operation, properties, assets and affairs with, and ask questions of and receive answers from, the Company’s management, review such contracts and other documents as deemed warranted by any Member of the Selling Group and to conduct such other due diligence as any Member of the Selling Group has deemed warranted and has acquired sufficient information and knowledge about the Company to reach an informed and knowledgeable decision to sell and assign the Note and Warrant to Purchaser as contemplated by this Agreement;

(m)	it possesses sufficient knowledge and experience in financial and business matters to enable it to evaluate the merits and risks of the sale of the Purchased Securities to the Company and the transactions contemplated by this Agreement; and

(n)	the execution, delivery and performance of this Agreement and compliance therewith by each Member of the Selling Group, and the sale and assignment of the Purchased Securities to Purchaser, will not result in a violation of and will not conflict with, or result in a breach of, any of the terms of, or constitute a default under, any provision of state or Federal law to which any Member of the Selling Group is subject, or any mortgage, indenture, agreement, instrument, judgment, decree, order, rule or regulation or other restriction to which any Member of the Selling Group is a party or by which it is bound, or result in the creation of any mortgage, pledge, lien, encumbrance, charge or other adverse interest upon any of the properties or assets of any Member of the Selling Group pursuant to any such term or provision.

3.4 The Purchaser hereby represents and warrants to the Selling Group and Company as of the date hereof that:

(a)	the Purchaser has all requisite corporate power and authority to enter into and perform this Agreement and the transactions contemplated hereby;

(b)	that this Agreement constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application;

(c)	it is an “accredited investor,” as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act;

(d)	it is acquiring the Purchased Securities for its own account for investment and not with a view to, or for sale in connection with, any public distribution thereof in violation of the Securities Act, and the Purchased Securities being purchased from Sellers cannot be sold unless registered under the Securities Act and qualified under state securities laws, unless an exemption from such registration and qualification is available;

(e)	in addition to having the opportunity to review the Company’s Public Filings, Purchaser has had full opportunity to discuss the Company’s business, management, financial condition results of operation, properties, assets and affairs with, and ask questions of and receive answers from, the Company’s management, review such contracts and other documents as deemed warranted by Purchaser and to conduct such other due diligence as Purchaser has deemed warranted and has acquired sufficient information and knowledge about the Company to reach an informed and knowledgeable decision to purchase the Note and Warrant from Sellers as contemplated by this Agreement;

(f)	it possesses sufficient knowledge and experience in financial and business matters to enable it to evaluate the merits and risks of the sale and purchase of the Purchased Securities to the Company and the transactions contemplated by this Agreement;

(g)	Purchaser will obtain all necessary consents and approvals, which pertain to Purchaser’s purchase, or any offer or resale by Purchaser of the Warrant and Note, and none of the Sellers shall have any responsibility therefor;

(h)	Purchaser acknowledges that none of the parties in the Selling Group, nor their affiliates, offered to sell the Note or Warrant to the Purchaser or any affiliate thereof by means of any form of general solicitation or advertising, including but not limited to: (A) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or (B) any seminar or meeting whose attendees were invited by any general solicitation or general advertising; and

(i)	the execution, delivery and performance of this Agreement and compliance therewith by Purchaser, and the sale and assignment of the Purchased Securities to Purchaser, will not result in a violation of and will not conflict with, or result in a breach of, any of the terms of, or constitute a default under, any provision of state, federal or foreign law to which Purchaser is subject, or any mortgage, indenture, agreement, instrument, judgment, decree, order, rule or regulation or other restriction to which Purchaser is a party or by which it is bound, or result in the creation of any mortgage, pledge, lien, encumbrance, charge or other adverse interest upon any of the properties or assets of Purchaser pursuant to any such term or provision.

3.5 The Company hereby represents and warrants to the Selling Group and Purchaser as of the date hereof that:

(a)	the Company has all requisite corporate power and authority to enter into and perform its obligations under this Agreement;

(b)	this Agreement and the transactions contemplated hereby and thereby (including the transfer of the Purchased Securities to Purchaser) have been approved by all necessary corporate action of the Company;

(c)	this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application;

(d)	the Company has no defenses or rights of offset against the Note or Warrant under the Asset Purchase Agreement, dated September 16, 2010, or otherwise;

(e)	the Note and Warrant may be converted and exercised as of the date hereof in accordance with their respective terms;

(f)	no consent, approval or other action is required from any person for Purchaser to convert the Note or exercise the Warrant, other than Purchaser’s election to convert or exercise and payment of the exercise price of $4.65 per share;

(g)	(i) the Company is not aware of any breach or default by Sellers under the Note or the Warrant; (ii) the Company is not aware of any fact, circumstance or condition that would cause it to have a claim against any Member of the Selling Group with respect to the Note or Warrant; and (iii) the Company is not aware of and has not been advised by any party that it is in breach or default of its obligations under the Warrant or the Note; and

(h)	the execution and delivery of this Agreement by Company and the performance of Company’s obligations under this Agreement will not result in a violation of and will not conflict with, or result in a breach of, any of the terms of, or constitute a default under, any provision of state or Federal law to which the Company is subject, or the Certificate of Incorporation or By-Laws of the Company, or any mortgage, indenture, agreement, instrument, judgment, decree, order, rule or regulation or other restriction to which the Company is a party or by which it is bound, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company.

3.6 The Selling Group represents and warrants to Purchaser and Company that, upon the transfer of the Purchased Securities to the Purchaser at the Closing, the Purchaser will acquire good and valid title to such Purchased Securities, free and clear of all claims, liens, security interests, pledges, charges, encumbrances (other than any created by the Purchaser or arising under applicable law to which the Purchaser is subject).

3.7 Subject to Purchaser entering into a Stockholder Agreement with the Company concurrently with the Closing, the Company, on behalf of its assignees, successors and affiliates, hereby consents to the transfers and assignments of the Warrant and Note to Purchaser as contemplated hereby, and hereby waives any requirement to obtain the prior written consent of or provide any notice which has not been provided to the Company, or comply with any other requirements which have not been met as of the date hereof, pursuant to the terms of the Note, the Warrant or any other agreement or document, including, but not limited to, that certain Shareholders Agreement dated September 16, 2010 by and among the Company and the Sellers.

SECTION 4

INDEMNIFICATION

4.1 All of the representations and warranties of the Selling Group in this Agreement and any certificate or other instrument delivered pursuant to this Agreement shall survive the Closing only for a period of twenty-four (24) months following the Closing. If, at any time prior to the applicable expiration date for any representation and warranty hereunder, any Indemnitee (as defined in Section 4.2 below) delivers to the Sellers a written notice asserting a claim for recovery under Section 4.2 hereof, reasonably describing the grounds for and nature of such claim, then the claim asserted in such notice shall survive the expiration date until such time as such claim is fully and finally resolved. The waiver of any condition based on the accuracy of any representation or warranty, or the performance or compliance of any covenant or obligation, will not affect the right to indemnification set forth in this Section 4 or the right to any other remedy. After the expiration of a representation of a warranty as contemplated above, no claim may be brought by an Indemnitee on account of such representation or warranty.

4.2 Subject to the limitations set forth herein, each Member of the Selling Group, jointly and severally, shall defend and indemnify the Purchaser and the Company (including any entity or person that controls, is controlled by or is under common control with, the Purchaser or the Company (each such entity or person, an “Affiliate”)), and their respective directors, officers, direct and indirect equity holders, successors and assigns (collectively, the “Indemnitees”), against and hold each of them harmless from any and all losses, liabilities taxes, claims, suits, proceedings, demands, royalties, judgments, damages, fines, expenses and costs, including all interest, penalties, reasonable counsel fees, reasonable costs and reasonable expenses incurred in the investigation, defense or settlement of any claims covered by this indemnity, but excluding special, indirect or consequential damages (collectively, “Damages”), which any such Indemnitee suffers or incurs by reason of, arising from or relating to:

(a)	any breach of any of the representations or warranties of any Member of the Selling Group contained in this Agreement or any certificate or other instrument delivered in connection herewith; and

(b)	any breach of or failure by any Member of the Selling Group to perform or otherwise fulfill or comply with any covenant, undertaking, agreement or obligation of the applicable Member of the Selling Group hereunder or any certificate or agreement delivered in connection herewith; and

(c)	any liability of any Member of the Selling Group.

The Indemnitees’ right to indemnification under this Section 4 shall not be affected by any investigation (including any intellectual property investigation or assessment) conducted with respect to, or any knowledge acquired (or capable of being acquired) by, the Purchaser or the Company at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of or compliance with any representation, warranty, covenant or obligation. The waiver of any condition based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations.

4.3 Notwithstanding anything to the contrary set forth in this Agreement, the aggregate Damages subject to indemnification by the Selling Group pursuant to Section 4.2 shall not exceed 25% of the Purchase Price, except to the extent such Damages are due to: (i) breaches of any of the representations and warranties referred to in any of subsections (a) through (f) of Section 3.3 hereof, (ii) any liability of any Member of the Selling Group relating to any period prior to the Closing, or (iii) fraud or intentional misrepresentation; provided, that in addition to the limitation set forth above, the aggregate liability of each Shareholder for any and all Damages arising under items (i) and (ii) above shall not exceed 50% of the Purchase Price.

4.4 Except as provided for in the next sentence, the Indemnitees’ right to indemnification as provided for in this Section 4 shall be the sole and exclusive remedy of any Indemnitee under this Agreement. However, nothing contained in this Agreement shall (i) limit any Indemnitee’s right to seek and obtain any equitable relief (such as specific performance, but excluding for the avoidance of doubt: (1) remedies involving payment of money or value, or (2) the remedy of rescission or like remedies) to which any such Indemnitee may be entitled or (ii) limit any Indemnitee’s remedies with respect to matters unrelated to this Agreement. The parties hereto agree and acknowledge that notwithstanding anything contained herein, the Purchaser’s recourse against the Selling Group for any breach of or failure by the Selling Group to perform or otherwise fulfill or comply with any covenant, undertaking, agreement or obligation under any other agreement (other than this Agreement) shall be unlimited by this Agreement.

4.5 To the extent Damages are covered by any applicable insurance, an Indemnitee will use commercially reasonable efforts to collect upon such insurance, and the amount of Damages shall be deemed reduced by any insurance proceeds actually paid, net of any reasonable expenses incurred in their collection; provided, however, that the obligations in respect of the Indemnitees shall not be conditioned upon the prior taking of action by or collection of collectable amounts by such Indemnitees in respect of applicable insurance. In the event that Indemnitees, subsequent to one or more members of the Selling Group having already paid value to the Indemnitees in the respect of applicable Damages, receives value in respect of the same Damages from an applicable insurer, then, to the extent the Indemnitees’ recovery against the insurer is duplicative with the amounts received from the members of the Selling Group for such Damages, the amount of the duplicative recovery shall be promptly remitted to the applicable members of the Selling Group.

SECTION 5

MISCELLANEOUS

5.1 Governing Law. This Agreement shall be governed, construed and interpreted in accordance with the laws of the State of Florida, without giving effect to principles of conflicts of law or choice of law that would cause the substantive laws of any other jurisdiction to apply. Each Party hereto irrevocably submits and consents to the exclusive jurisdiction of any state court or federal court sitting in Hillsborough County, Florida over any action or proceeding arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such courts. The Parties agree that U.S. securities laws shall apply to the transactions contemplated by this Agreement in lieu of the securities laws of any other country that might apply.

5.2 Survival. Except as provided in Section 4, the terms, conditions, representations, warranties, and agreements made herein shall survive the Closing, subject to the terms hereof.

5.3 Assignment. This Agreement may not be assigned by any Party hereto except pursuant to a will or the laws of descent and distribution. The rights of the Sellers under this Agreement may also be assigned to the Shareholders or their heirs or beneficiaries in the event of a liquidation of either or both Sellers, without any consent required. The rights of the Purchaser under this Agreement may also be assigned to any shareholder, partner, general partner, member or affiliate of the Purchaser, without any consent required.

5.4 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the Parties hereto.

5.5 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

5.6 Notices. All notices and other communications provided for herein shall be dated and in writing and shall be deemed to have been duly given (i) on the date of delivery, if delivered by facsimile, receipt confirmed, (ii) on the following business day, if delivered by a reputable nationwide overnight courier service guaranteeing next business day delivery; provided that, notices and other communications sent from or delivered outside of the United States of America shall be sent by a reputable international express courier service and shall be deemed to have been duly given upon delivery to the recipient, and (iii) two business days after being sent by certified or registered mail, return receipt requested, postage prepaid; provided that, notices and other communications sent from or delivered outside of the United States of America by certified or registered mail, return receipt requested, postage prepaid shall be deemed to have been duly given upon delivery to the recipient, in each case, to the party to whom it is directed at the following address (or at such other address as any party hereto shall hereafter specify by notice in writing to the other parties hereto):

If to any Member of the Selling Group, to:

William Ferriolo

14733 Waterchase Blvd.

Tampa, FL 33626

Fax: 813-434-2424

Ian Bentley

1325 Snell Isle Blvd NE

Unit 301

St Petersburg, FL 33704

Fax: c/o Trenam Kemker 813-229-6553

with a copy to (which shall not constitute notice):

Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis, P.A.

PO Box 1102

Tampa, FL 33601-1102

Attn: Carl Berry, Esq.

813-227-0451

If to the Purchaser, to:

Auto Holdings Ltd.

Diagonal 6, 12-42 zona 10

Edificio Design Center, Torre II, Of. 1103

Guatemala City, Guatemala 01010

Attn: José Vargas

Fax: +502 2261-8883

with a copy to (which shall not constitute notice):

TangoLaw LLC

Attn: Douglas Choi, Esq.

doug@tangolaw.com

If to the Company, to:

Autobytel Inc.

18872 MacArthur Blvd., Suite 200

Irvine, CA 92612-1400

Attn: Glenn Fuller, Executive VP, Chief Legal and Administrative Officer and Secretary

Fax: 949-862-1323

5.7 Entire Agreement; Amendment; Waiver. This Agreement constitutes the entire and full understanding and agreement by and among the Parties with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated, except by a written instrument signed by all the Parties hereto.

5.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together, shall constitute one instrument. Any such counterpart may be delivered by facsimile or electronic mail and any signature so delivered shall be deemed original.

5.9 Amendment. This Agreement may only be amended by a written instrument signed by all Parties hereto or their successor or assigns.

5.10 Construction. This Agreement has been negotiated at arm’s length among the parties, having an ample opportunity to negotiate the form and substance hereof, and therefore in construing the provisions of this Agreement the parties shall be deemed to have had equal roles in drafting.

5.11 Litigation. In the event of any litigation among the parties concerning or arising under this Agreement, the losing party or parties shall reimburse the prevailing party or parties for such prevailing party’s reasonable costs and expenses, including attorneys’ fees, incurred in trial, appellate, bankruptcy and post-judgment proceedings.

5.12 WAIVER OF TRIAL BY JURY. EACH PARTY HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, CAUSE OF ACTION, OR PROCEEDING ARISING UNDER OR WITH RESPECT TO THIS AGREEMENT, OR IN ANY WAY CONNECTED WITH, OR RELATED TO, OR INCIDENTAL TO, THE DEALINGS OF THE PARTIES HERETO WITH RESPECT TO THIS AGREEMENT OR THE TRANSACTIONS RELATED HERETO OR THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND IRRESPECTIVE OF WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned Parties hereto have duly executed this Note and Warrant Sale Agreement as of the day and year first above written.

SELLING GROUP

Atrop, Inc.	IBBF Ventures, Inc.

By: /s/ William Ferriolo	By: /s/ Ian Bentley
Name: William Ferriolo	Name: Ian Bentley
Title: President	Title: President

William Ferriolo	Ian Bentley

By: /s/ William Ferriolo	By: /s/ Ian Bentley
Name: William Ferriolo	Name: Ian Bentley

Ian Bentley Revocable Trust created U/A/D 3/1/10

By: /s/ Ian Bentley
Name: Ian Bentley
Title: Trustee

PURCHASER

Auto Holdings Ltd.

By:    /s/ Matías de Tezanos

Name: Matías de Tezanos

Title: Co-Managing Director

COMPANY

Autobytel Inc

By:    /s/ Glenn Fuller

Name: Glenn Fuller

Title: Executive Vice President, Chief Legal and Administrative Officer and Secretary

SPOUSAL CONSENT

The undersigned, being the spouse of William Ferriolo, a shareholder of Atrop, Inc. and IBBF Ventures, Inc., each a corporation organized and existing under the laws of the State of Florida (collectively, the ''Sellers"), and parties to that certain Note and Warrant Sale Agreement dated as of April 27, 2015 ("Note and Warrant Sale Agreement") to which this Spousal Consent is attached, intending to be legally bound, hereby certifies, represents, warrants and agrees as follows:

1. The undersigned has read, understands and knows the contents of the Note and Warrant Sale Agreement and the other agreements, instruments or documents related thereto. The undersigned is aware that by the provisions of the Note and Warrant Sale Agreement, among other things, her spouse, as a shareholder of the Sellers and a party to the Agreement, has agreed to the sale and assignment of the Purchased Securities to the Purchaser (as defined in the Note and Warrant Sale Agreement.

2. The undersigned hereby expressly consents and agrees (a) that the Purchased Securities and any interest she may have in them are subject to the provisions of the Note and Warrant Sale Agreement, (b) to the execution, delivery and performance by her spouse of the Note and Warrant Sale Agreement and each of the other agreements, instruments and documents related thereto to which he is a party or by which he is bound, and to the consummation of the transactions contemplated therein, and (c) to take no action at any time to hinder the operation or intent of the Note and Warrant Sale Agreement or any of the other agreements, instruments and documents related thereto.

IN WITNESS WHEREOF, I have hereunto set my hand this 27th day of April 2015.

/s/ Clara Ferriolo

Printed Name:

EXHIBIT A

AUTOBYTEL INC.

CONVERTIBLE SUBORDINATED PROMISSORY NOTE

[Exhibit Omitted]

EXHIBIT B

AUTOBYTEL INC.

WARRANT TO PURCHASE COMMON STOCK

[Exhibit Omitted]